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                              September 29, 2020

       Hans T. Schambye
       Chief Executive Officer
       Galecto, Inc.
       Ole Maaloes Vej 3
       DK-2200 Copenhagen N
       Denmark

                                                        Re: Galecto, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
2, 2020
                                                            CIK No. 0001800315

       Dear Dr. Schambye:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. In one of the opening paragraphs, please include your net income and net loss for the most recent audited period
and any interim stub provided, as applicable. Please also disclose here that you have not
had any products approved for sale and have not generated any product revenue, as you
disclose on page 88.
       Recent Developments, page 3

   2.                                                   We note your disclosure
that the "COVID-19 pandemic may negatively impact
                                                        [your] business,
financial condition and results of operations by decreasing or delaying the
 Hans T. Schambye
FirstName  LastNameHans T. Schambye
Galecto, Inc.
Comapany 29,
September  NameGalecto,
               2020      Inc.
September
Page 2     29, 2020 Page 2
FirstName LastName
         enrollment of patients in [your] clinical trials or otherwise causing interruptions or delays in our programs and services." Please revise to discuss in greater detail if and how your clinical trials have been affected. Please also revise any associated risk factors to specifically discuss if and how COVID-19 has actually impacted your clinical trials. In this regard, we note the last risk factors on pages 19 and 58 appear generic and do not specifically discuss if and how your clinical trials have been impacted.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5

3. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Cautionary Note Regarding Forward-Looking Statements, page 75

4. We note your reference here to the Private Securities Litigation Reform Act of 1995.
         Please note that the PSLRA safe harbor provisions do not apply to initial public offerings.
         Refer to Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Use of Proceeds, page 78

5. We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of our programs in myelofibrosis, NASH and oncology. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates, namely GB1211 and
         GB2064.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of the Years Ended December 31, 2019 and 2018, page 92

6. As indicated in FRC 501.01, MD&A is intended to give an investor an opportunity to view a registrant through the eyes of its management. Given the significance of your research and development costs, please consider including disaggregated disclosure of the nature of expenses incurred for each period.
Critical Accounting Policies and Significant Judgments and Estimates Equity-based Compensation, page 97

7. We note from page F-24 that in June 2020, the board of directors granted 471,500 stock options. Once you have an estimated offering price or range, please explain to us how
 Hans T. Schambye
Galecto, Inc.
September 29, 2020
Page 3
         you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Narrative Disclosure to Summary Compensation Table, page 148

8. Please file the Letter Agreements with Mr. Schambye and Mr. Pedersen as exhibits to your registration statement or tell us why you believe this is not necessary.
Principal Stockholders, page 156

9. Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares for the entities listed in the table as 5% or greater stockholders.
         Please also clarify which entities you are referring to in regards to Entities Affiliated with
         OrbiMed and Entities Affiliated with Bay City Capital, or advise. Exclusive forum, page 163

10. Please reconcile the disclosure in this section with the disclosure contained in the last risk factor on page 73. In this regard, we note that your federal exclusive forum provision disclosure appears inconsistent, namely by identifying different federal jurisdictions for the adjudication of claims.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9

11. Please disclose your accounting policy for cash equivalents. Refer to ASC 230-10-50-1.
General

12. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameHans T. Schambye                              Sincerely,
Comapany NameGalecto, Inc.
September 29, 2020 Page 3                                       Division of
Corporation Finance
FirstName LastName                                              Office of Life
Sciences